FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

April 25, 2007

Commission File Number: 001-10579

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A.
(Exact name of registrant as specified in its charter)

TELECOMMUNICATIONS COMPANY OF CHILE

(Translation of registrant's name into English)

Avenida Providencia No. 111, Piso 22

Providencia, Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes        No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes        No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Compañía de Telecomunicaciones de Chile, S.A.

TABLE OF CONTENTS

Item

  Press Release dated April 24, 2007 announcing 1st Quarter 2007 financial results.

Exhibit 1 Physical Statistics for 1Q 2007

Exhibit 2 Statements of Income for 1Q 2007

Exhibit 3 Balance Sheets for 1Q 2007

Exhibit 4 Cash Flows for 1Q 2007

Quarterly Earnings Release

FOR IMMEDIATE RELEASE

Highlights:

  EBITDA in 1Q07 reached Ch$64,289 million (US$119.2 million) as compared to Ch$71,447 million (US$132.5 million) for 1T06.

  EBITDA Margin reached 44.9% in 1Q07 compared to 49.5% in 1Q06.

  The Company recorded net income of Ch$1,053 million (US$2.0 million) in 1Q07, compared to a net income of Ch$ 753 million (US$1.4 million) in 1Q06.

  Financial debt decreased 17% from US$900 million in 1Q06 to US$749 million in 1Q07.

  The number of ADSL customers increased 48% and Digital TV service reached 129,062 clients as of March 31, 2007.

Santiago, Chile - April 24, 2007, Compania de Telecomunicaciones de Chile S.A. (NYSE: CTC) ("Telefonica Chile" or the "Company") today announced its consolidated quarterly financial results, submitted to an interim financial review of independent auditors, stated in Chilean GAAP (in constant Chilean pesos as of March 31, 2007) for the first quarter of 2007. U.S. dollar equivalent information is based on the Observed Exchange Rate (as defined by the Chilean Central Bank) for March 31, 2007, which was Ch$539.21 = US$1.00. This information will be made publicly available through the Chilean Superintendencia de Valores y Seguros ("SVS") and the Securities and Exchange Commission of the United States of America (www.sec.gov), as well as at the Company's website, www.telefonicachile.cl.

CONSOLIDATED RESULTS FOR 1Q07

(Comparisons refer to 1Q06)

REVENUES

Telefónica Chile's revenues decreased by 1.0% in 1Q07 as compared to 1Q06, amounting to Ch$143,034 million (US$265.3 million). This variation is mainly the result of lower revenues from long distance and corporate communications. Particularly noteworthy is the fact that basic telephony revenues remain stable, as the decrease in revenues from fixed and variable charges was offset by the increase in revenues from broadband (ADSL), flexible plans and Pay TV.

OPERATING COSTS AND EXPENSES

Operating costs and expenses (excluding depreciation) increased 7.8% in 1Q07, to Ch$78,745 million (US$146.0 million), mainly explained by: (i) higher costs of sales and commissions (+31.0%) resulting from higher commercial activity related to the ADSL and Digital Television services and (ii) higher general expenses, which increased 12.8% due to higher expenses from rental capacity, outsourcing contracts and others. The increase in general expenses is due to a change in the way the "Speedy" broadband service is marketed, affecting certain revenues and costs related to outsourcing, but whose net effect is neutral. These increases were partly offset by: (i) an 8.8% reduction in uncollectables, mainly due to bad debt containment efforts, and (ii) a 6.6% decrease in salary costs. Salaries were affected by: (i) higher capitalization of personnel expenses, as broadband and television capex labor costs are treated as investments, and (ii) a lower vacation provision in 1Q07, due to a higher number of employees using vacation days early in the year. These decreases in salary costs were partly offset by a Ch$348 million increase, due to the hiring of 240 people who had previously been considered external contractors. Prior to this quarter, the costs related to these workers were recognized in general expenses. The net effect of this reclassification is an increase in operating costs of Ch$84 million.

EBITDA

As a result, EBITDA in 1Q07 decreased 10.0% to Ch$64,289 million (US$119.2 million), compared to Ch$71.447 million (US$132.5 million) recorded in 1Q06.

EBITDA margin in 1Q07 was 44.9%, compared to the 49.5% recorded in 1Q06. EBITDA margin is mainly affected by higher costs of sales and commissions, primarily associated with the Television business.

DEPRECIATION

Total depreciation in 1Q07 remained stable at Ch$51,328 million (US$95.2 million), as compared to Ch$51,428 million (US$95.4 million) in 1Q06.

OPERATING INCOME

Operating income decreased 35.1% to Ch$12,961 million (US$24.0 million) in 1Q07 when compared to Ch$19,958 million (US$37.0 million) in 1Q06. Operating margin reached 9.1% in 1Q07 vs. 13.8% in 1Q06.

NON-OPERATING RESULTS

Non-operating result registered a non-operating loss of Ch$6,537 million (US$12.1 million) in 1Q07 as compared to a non-operating loss of Ch$15,404 million (US$28.5 million) in 1Q06.

The non-operating loss in 1Q07 is mainly explained by: i) interest expenses of Ch$4,039 million (US$7.5 million), which decreased by 20.4% on account of the 8,5% reduction in the average interest-bearing debt and lower interest rates as compared with 1Q06; (ii) a loss of Ch$1,968 million (US$3.6 million) in other non-operating expenses in 1Q07 as compared with a loss of Ch$10,390 million (US$19.3 million) in 1Q06, which included a severance payment provision for early retirement plans implemented in January 2006; and (iii) a price-level restatement charge of Ch$4,434 million (US$8.2 million), as a result of the recognition of a temporary charge of Ch$4,232 million related to the fair value of derivative instruments used in debt hedges. This difference is primarily due to the decrease in local interest rates; it does not affect cash and will be reversed when the instrument matures. In addition, the CPI of 0.2% during 1Q07 generated a loss, due to the difference between assets and liabilities recorded in pesos and UF (the UF is an inflation-indexed peso-denominated monetary unit in Chile).

The above was partly offset by higher interest income, explained by the greater availability of funds in short-term investments and interest payments received from clients paying past-due bills, as a result of the Company's increased collection efforts.

INCOME TAXES

Income taxes: In 1Q07, Telefónica Chile recorded a total income tax charge in the amount of Ch$5,458 million (US$10.1 million). This compares to the Ch$3,867 million (US$7.2 million) tax charge in 1Q06.

Total income tax in 1Q07 consists of: (i) Ch$7,438 million (US$13.8 million) in current income taxes; (ii) a credit of Ch$5,273 million (US$9.8 million) for the reversal of deferred tax liabilities, due to lower levels of depreciation in the taxable income base as result of lower investments as compared to previous years; and (iii) a charge of Ch$3,297 million (US$6.1 million) for deferred taxes from previous periods, due to the change in accounting standards (Technical Bulletin No. 60) in 2000, which required the Company to amortize the accumulated amount of deferred taxes from previous years.

NET RESULT

The Company recorded net income of Ch$1,053 million (US$2.0 million) in 1Q07 vs. net income of Ch$753 million (US$1.4 million) in 1Q06.

Net income per ADR in 1Q07 amounted to US$0.008, compared to the net income per ADR of US$0.006 recorded in 1Q06. Furthermore, net income per share in 1Q07 equaled Ch$1.1 as compared to Ch$0.8 in 1Q06.

CAPEX

Capital expenditures for Telefónica Chile and its consolidated subsidiaries amounted to US$47.6 million in 1Q07, compared to US$35.4 million in 1Q06. Capital expenditures were mainly focused on the development of broadband (ADSL), Pay TV and network maintenance.

REVENUES BY BUSINESS UNIT

FIXED TELECOMMUNICATIONS

Fixed Telecommunications is divided into Basic Telephony, Broadband, Access Charges and Interconnections, and Other Fixed Telecommunications Businesses (including equipment marketing, directory advertising, public telephones and Digital TV, among others). Fixed telecommunications revenues, which represented 77.5% of total operating revenues in 1Q07, remained stable as compared to 1Q06, reaching Ch$110,810 million (US$205.5 million).

Basic Telephony revenues, which include the fixed monthly charge, variable charge, connections and other installations, plans of minutes (allowed under tariff flexibility), value-added services and other basic telephony revenues (services through operator and rural telephony, among others), decreased 14.1% to Ch$59,529 million (US$110.4 million) in 1Q07 as compared to 1Q06. This decrease is mainly attributable to a 44.8% decrease in the fixed monthly charge and a 37.7% decrease in the variable charge. These were partially offset by an increase in revenue from flexible plans, which represented 62.4% of total lines in service. Revenues from flexible plans account for 19.0% of total revenues, surpassing the aggregate revenues from fixed charge and variable charge and contributing to the Company's revenue diversification. The decline in basic telephony is mainly due to: (i) a 9.6% decrease in average local traffic per line for 1Q07 compared to 1Q06, and (ii) a decrease in average lines in service of 9.6% compared to 1Q06, mainly as result of a revision of the customer base and a change in the criteria used to cut-off lines (136,909 lines reduced in 2Q06 and 3Q06). The increased mix of flexible plans helps mitigate the decline of lines in service and traffic.

Broadband (ADSL) revenues grew 53.5% to Ch$21,712 million (US$40.3 million) in 1Q07, due to (i) the 47.6% growth in ADSL connections in the quarter, driven by the successful marketing of bundled offers of broadband plus plans of minutes and/or, starting in June 2006, Pay TV, and (ii) a change in the marketing of the "Speedy" internet service. Beginning in 2007, all revenues from broadband and internet access collected from clients are recorded in the income statement, and outsourcing service costs are recorded in general expenses. By providing a single point of contact, through which the Company provides the customer with both the broadband infrastructure and, through outsourcing, internet access, the Company strengthens its relationship with the final customer. In 1Q07, the Company recognized Ch$ 3,879 million in additional revenues related to this change.

Access charges and interconnection revenues include revenues from access charges generated by LD carriers, as well as those paid by other telecommunications operators that use Telefónica Chile's network. They also include other interconnection services apart from access charges, such as interconnection of networks, information services for carriers and, beginning in 4Q05, network services for wholesalers, among others. These revenues decreased by 2.5% in 1Q07 to Ch$12.193 million (US$22.6 million) as compared to 1Q06. This decrease was mainly due to a 16.0% decrease in access charge revenues from DLD, which was partly offset by a 4.7% increase in access charge revenues from ILD and a slight increase in other interconnection services. Access charge traffic decreased 17.6% in 1Q07 as compared with 1Q06.

Revenues from Other fixed telecommunications businesses include revenues generated as a result of the Company's contract with Publiguías, revenues from dedicated and dial-up Internet service, revenues generated by the subsidiary Telemergencia (home security services), and revenues from public telephones, interior installations, equipment marketing and, starting in June 2006, Pay TV. These revenues increased 18.6% in 1Q07 to Ch$17,372 million (US$32.2 million) as compared to 1Q06. This is mainly due to Ch$4,228 million (US$7.8 million) in revenues from the Pay TV business, which as of March 31, 2007 reached 129,062 clients. This increase was partly compensated by lower revenues from: (i) directory advertising (-33.0%) due to increased competition; (ii) dedicated and dial-up Internet access (-11.9%) due to the migration of clients to broadband (ADSL); (iii) home security services (-4.7%), due to an 11.5% decrease in clients; (iv) equipment marketing revenues (-31.8%) associated to decreased sales of PABX, fax machines and telephone equipment; (v) public telephones (-8,8%); and (vi) interior installations (-10.5%), due to a lower number of lines subject to maintenance charges.

LONG DISTANCE

Long distance revenues include revenues from domestic and international long distance traffic, as well as revenues from the rental of the long distance network to other telecom operators. Total long distance revenues, which accounted for 9.7% of consolidated operating revenues in 1Q07, decreased 3.2% as compared to 1Q06, amounting to Ch$13,932 million (US$25.8 million). The decrease in revenues is explained in part by a 27.4% decrease in rental of the long distance network as compared to 1Q06. This difference is mainly due to the change in the marketing of the "Speedy" Internet service: Prior to January 1, 2007, Internet Service Providers (ISPs) contracted network rental services for international access to content, and beginning said date, the Company provides this access directly, through its subsidiary Telefónica Larga Distancia. Upon consolidation, the revenues from these accesses are recorded as part of broadband revenues.

Another factor contributing to the decrease in long distance revenues is the 6.3% decrease in DLD revenues due to a 6.7% decrease in DLD traffic in 1Q07 as compared to 1Q06. This decrease was partly compensated by a 15.9% increase in ILD revenues due mainly to higher revenues from incoming international interconnections. The ILD traffic increased 4.0% in 1Q07 as compared to 1Q06.

The Company's successful commercial activities, such as the marketing of "unlimited plans" for DLD traffic, resulted in an increase in DLD market share from 36.2% in 1Q06 to 39.0% in 1Q07. Meanwhile, ILD market share increased from 31.3% in 1Q06 to 39.1% in 1Q07.

CORPORATE CUSTOMER COMMUNICATIONS

Corporate customer communications include revenues from (i) telecommunications equipment, which mainly refers to the sale of voice equipment; (ii) complementary telephone services, such as digital communications; (iii) data services, including ATM, Frame Relay, housing and hosting services and services related to the IP network; and (iv) dedicated links and others, including videoconference, Datared, E1 Links and VSAT, e-solutions, and consulting services for corporate customers.

Revenues from corporate customer communications, which represented 12.5% of consolidated revenues, decreased 3.7% to Ch$17,849 million (US$33.1 million) in 1Q07 as compared to 1Q06. The decrease in these revenues was mainly due to an 8.3% decrease in revenues from complementary services and a 13.9% decrease from dedicated links and others, due to lower revenues from advanced voice services and datared. The above was partly offset by a 6.9% increase in revenues from data services, associated to the IP network, and a 3.0% increase in revenues from equipment sales. In 1Q07, Datared links decreased by 5.6%, whereas ATM and data links through the IP network (dedicated IP) grew by 1.9% and 20.6%, respectively, as compared to 1Q06.

OTHER BUSINESSES

Other business include revenues from the administrative services subsidiary t-gestiona and others. These revenues, which represented 0.3% of total operating revenues in 1Q07, decreased 37.2% to Ch$443 million (US$0.8 million) in 1Q07.

BUSINESS UNIT PERFORMANCE FOR 1Q07

	EBITDA	EBITDA Margin	Contribution to Net Result
	(Ch$ mn)		(Ch$mn)

Consolidated	64,289	44.9%	1,053

Individual by Business Unit
Fixed Telecommunications (Parent Co.)	46,902	40.8%	(5,392)
Long Distance	8,463	38.5%	5,216
Corp. Communications	6,250	30.0%	1,522

COMPANY NEWS

FINAL DIVIDEND

At the General Shareholders' Meeting held on April 13, 2007, shareholders approved the payment of final dividend No. 173, with a charge of Ch$12,866,433,152 to 2006 net income, equivalent to a gross amount of Ch$13.44234 per share. The total amount paid, between this final dividend and interim dividend No. 172 (paid in November 2006), represents 100% of 2006 net income. The final dividend will be paid on May 16, 2007 to shareholders registered as of May 10, 2007.

RENEWAL OF BOARD OF DIRECTORS

In April 2006, a Director and his respective Alternate resigned from the Board. As required by Chilean Corporations Law and the Company's Bylaws, shareholders at the General Shareholders' Meeting held on April 13, 2007 voted to renew the entire Board of Directors. The members of the Board, as approved by shareholders, are as follows:
Series A Directors	Series A Alternate Directors
Emilio Gilolmo	José María Alvarez-Pallete
Narcís Serra	Manuel Alvarez-Tronge
Andrés Concha	Luis Cid
Fernando Bustamante	Mario Vázquez
Hernán Cheyre	Carlos Díaz
Patricio Rojas	Benjamín Holmes

Series B Director	Series B Alternate Director
Marco Colodro	Alfonso Ferrari

CAPITAL REDUCTION

The Company's dividend policy provides for the distribution of 100% of net income. However, after taking into account capital expenditures, taxes and dividends, the free cash flow projected for 2007 allows for the distribution of an additional amount, while still maintaining financial ratios at reasonable levels in order to face business development needs and to comply with the Company's Investment and Financing Policy. Consequently, at the Extraordinary Shareholders' Meeting held on April 13, 2007, shareholders approved a capital reduction of Ch$48,815,011,335, equivalent to a gross amount of Ch$51 per share, to be distributed to shareholders in 2007. The Board of Directors will determine and announce the payment date in a timely manner.

WE INVITE YOU TO VISIT TELEFONICA CHILE'S INVESTOR RELATIONS WEBSITE AT: www.telefonicachile.cl (Investor Relations)

For more information contact:
Sofía Chellew - Verónica Gaete	Andrea Priest / David Serry
María José Rodríguez- Carolyn McKenzie	THE GLOBAL CONSULTING GROUP
TELEFONICA CHILE	Tel: 646-284-9425 / 646-2849407
Tel.: 562-691-3867	E-mail:
Fax: 562-691-2392	apriest@hfgcg.com
E-mail:	dserry@hfgcg.com
sofia.chellew@telefonicachile.cl,
veronica.gaete@telefonicachile.cl
mariajose.rodriguez@telefonicachile.cl
carolyn.mckenzie@telefonicachile.cl

Compania de Telecomunicaciones de Chile S.A., the first South American company to list shares on the New York Stock Exchange, is the largest telecommunications enterprise in Chile, providing local service, as well as domestic and international long distance services throughout the country. Additionally, the Company leads the corporate data transmission service as well as broadband in Chile and provides equipment marketing, value-added and digital television services, among others.

This news release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1996, including but not limited to Compania de Telecomunicaciones de Chile S.A.'s expectations for its performance for the quarter. Forward looking statements may also be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future", or similar expressions. The forward-looking statements included in this news release are based on current expectations, but actual results may differ materially from anticipated future results due to various factors many of which are beyond the control of Companía de Telecomunicaciones de Chile S.A. and its subsidiaries. Certain factors which could cause the actual results of Compania de Telecomunicaciones de Chile S.A. and its subsidiaries to differ materially from the expected results include, among others, changes in Chile's regulatory framework, impact of increased competition and other factors beyond Compania de Telecomunicaciones de Chile S.A.'s control

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2007

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A.

By /s/ Julio Covarrubias F.

Name: Julio Covarrubias F.

Title: Chief Financial Officer